CERTIFICATE OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF
BIOETHICS, LTD.

A Nevada Corporation

BIOETHICS, LTD., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies that the amendment set forth below to the Corporation’s Articles of Incorporation (the “Articles”) was duly adopted in accordance with Sections 78.385 and 78.390 of the Nevada Revised Statutes:

The Articles have been amended as follows:

1.    Article IV is hereby amended by adding the following:

“Upon the filing of this Amendment with the Secretary of State of the State of Nevada (the “Effective Time”), each ten (10) outstanding shares of Common Stock (the “Old Common Stock”) shall be split and converted into one (1) share of Common Stock (the “New Common Stock”). This reverse stock split (the “Reverse Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth in this Article IX.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares. All references to “Common Stock” in these Articles shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. Certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent a number of shares equal to the same number of shares of New Common Stock as is reflected on the face of such certificates, divided by ten (10) and rounded up to the nearest whole number. Fractional shares and “odd lots” of less than 100 shares of Common Stock will not be issued.  Instead, the Company will issue one hundred full shares of post-reverse stock split Common Stock to any stockholder who would have been entitled to receive a fractional share or an “odd lot” of less than 100 shares of Common Stock as a result of the reverse stock split.

The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the

Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

The Corporation is authorized to issue two classes of shares to be designated, respectively, “Preferred Stock” and “Common Stock.” The number of shares of Preferred Stock authorized to be issued is Twenty Five Million (25,000,000) with a par value of $0.01 per share. The number of shares of Common Stock authorized to be issued is Two Hundred Fifty Million (250,000,000). The Common Stock shall have a par value of $0.001 per share.

(A) Provisions Relating to the Common Stock.

(1) Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder’s name on the records of the Corporation on each matters submitted to a vote of the stockholders, except as otherwise required by law.

(B) Provisions Relating to the Preferred Stock. The Board of Directors (the “Board”) is authorized, subject to limitations prescribed by law and the provisions of this article 4, to provide for the issuance of the shares of Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(1) The number of shares constituting that series and distinctive designation of that series;

(2) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which dates or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting lights;

(4) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(5) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(6) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of share of that series;

(8) Any other relative or participation rights, preferences and limitations of that series;

(9) If no shares of any series of Preferred Stock are outstanding, the elimination of the designation, powers, preferences, and right of such shares, in which event such shares shall return to their status as authorized but undesignated Preferred Stock.

2.     The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: greater than 50%.

3.      Effective date of filing October 1, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of October 1, 2020.

BIOETHICS, LTD.

/s/ Mark Scharmann

____________________________

By: Mark Scharmann

Its: Chief Executive Officer